maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

21 August 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 July 2006 to 15 August 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 July 2006 to 15 August 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
	Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1.	Listing Circular - Maxis Employee Share Option Scheme	01 August 2006 08 August 2006 11 August 2006 15 August 2006	Bursa Securities Listing Requirements	A
2.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Templeton International, Inc. b) Templeton Worldwide, Inc. c) Templeton Asset Management Ltd. d) Franklin Resources, Inc.	03 August 2006 08 August 2006	Bursa Securities Listing Requirements	B
3.	Notice Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965	15 August 2006	Bursa Securities Listing Requirements	C

APPENDIX A

LISTING'S CIRCULAR NO. L/Q : 37982 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/08/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 343,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 4 August 2006.**

LISTING'S CIRCULAR NO. L/Q : 38069 OF 2006 082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/08/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 575,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 10 August 2006.**

LISTING'S CIRCULAR NO. L/Q : 38129 OF 2006

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/08/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 219,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 15 August 2006.**

LISTING'S CIRCULAR NO. L/Q : 38164 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **15/08/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 409,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 17 August 2006.**

APPENDIX B

Reference No **MC-060803-37911**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/08/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,847,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**01/08/2006**	**1,847,000**	

Reference No **MC-060803-EBCB3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/08/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,847,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**01/08/2006**	**1,847,000**	

Reference No **MC-060803-F2185**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/08/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd.,** **Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,847,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**01/08/2006**	**1,847,000**	

Reference No **MC-060803-F3CFC**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/08/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,847,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**01/08/2006**	**1,847,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor.Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,847,000**
Indirect/deemed interest (%)	:	**0.074**
Total no of securities after change	:	**130,355,300**
Date of notice	:	**02/08/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 2 August 2006 received by Maxis on 3 August 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No **MC-060808-36201**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/08/2006**

Particulars of substantial Securities Holder

Name : **TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address : **7 Temasek Boulevard**
#38-03 Suntec Tower One
Singapore 038987
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **Singapore**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,258,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/08/2006**	**1,258,400**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 4 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,258,400**
Indirect/deemed interest (%) : **0.05**
Total no of securities after change : **131,613,700**
Date of notice : **07/08/2006**
Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 7 August 2006 received by Maxis on 8 August 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,742,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No **MC-060808-BDC5F**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,258,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/08/2006**	**1,258,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor.Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,258,400**
Indirect/deemed interest (%)	:	**0.05**
Total no of securities after change	:	**131,613,700**
Date of notice	:	**07/08/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 7 August 2006 received by Maxis on 8 August 2006.

The Registered holders of the Maxis shares over whichTempleton International, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,742,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060808-C178F

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,258,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/08/2006**	**1,258,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor.Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,258,400**
Indirect/deemed interest (%)	:	**0.05**
Total no of securities after change	:	**131,613,700**
Date of notice	:	**07/08/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 7 August 2006 received by Maxis on 8 August 2006.

The Registered holders of the Maxis shares over whichTempleton Worldwide, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,742,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060808-C3622

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/08/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,258,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**04/08/2006**	**1,258,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor.Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,258,400**
Indirect/deemed interest (%)	:	**0.05**
Total no of securities after change	:	**131,613,700**
Date of notice	:	**07/08/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 7 August 2006 received by Maxis on 8 August 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,742,700 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,005,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX C

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Reference No **MC-060815-55999**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/08/2006**

Particulars of Substantial Securities Holder

Name	:	**Employees Provident Fund Board ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 115,415,900 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 775,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 3,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,529,100 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**09/08/2006**
No of securities	:	**127,755,100**
Circumstances by reason of which Securities Holder has interest	:	**- Accumulation of several purchases of shares from open market in respect of 115,415,900 ordinary shares of RM0.10 each in Maxis** **- Accumulation of shares managed by portfolio managers in respect of 12,339,200 ordinary shares of RM0.10 each in Maxis**
Nature of interest	:	**Direct and Indirect**
Price Transacted (RM)	:	
Total no of securities after change:		
Direct (units)	:	**115,415,900**
Direct (%)	:	**4.6**
Indirect/deemed interest (units)	:	**12,339,200**
Indirect/deemed interest (%)	:	**0.49**
Date of notice	:	**09/08/2006**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of EPF Board dated 9 August 2006 received by Maxis on 15 August 2006.

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2006 AUG 28 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **July**, **2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**225,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **206,000** shares	-	RM5.13	-
[c]	Amount paid on **11,000** shares	-	RM7.99	
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[c]	Amount paid on **3,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **206,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **17** day of **July** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,505,840,000** shares of RM0.10 each and the paid-up capital is **RM250,584,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**35,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**58,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**7,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	125,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	225,000

Dated this **17** day of **July , 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **13** day of **July , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**341,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **12,000** shares	-	RM4.36	-
[c]	Amount paid on **287,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[c]	Amount paid on **40,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **287,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **40,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **21** day of **July**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,506,181,000** shares of RM0.10 each and the paid-up capital is **RM250,618,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**35,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**67,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	239,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	341,000

Dated this 21 day of **July , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17** day of **July , 2006**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**217,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **6,000** shares	-	RM4.36	-
[c] Amount paid on **161,000** shares	-	RM5.13	-
[c] Amount paid on **50,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **161,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **21** day of **July** , **2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,506,398,000** shares of RM0.10 each and the paid-up capital is **RM250,639,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**65,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	142,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	217,000

Dated this 21 day of **July** , **2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21st** day of **July , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**482,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **23,000** shares	-	RM4.36	-
[c]	Amount paid on **353,000** shares	-	RM5.13	-
[c]	Amount paid on **9,000** shares	-	RM7.05	
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **95,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **23,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **353,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **95,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **26th** day of **July** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,506,880,000** shares of RM0.10 each and the paid-up capital is **RM250,688,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**85,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**15,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	353,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	482,000

Dated this 26th day of July , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **24th** day of **July , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**343,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **27,000** shares	-	RM4.36	-
[c]	Amount paid on **248,000** shares	-	RM5.13	-
[c]	Amount paid on **68,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **248,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **68,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **31st** day of **July** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,507,223,000** shares of RM0.10 each and the paid-up capital is **RM250,722,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**50,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**74,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	190,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	343,000

Dated this 31st day of July ,2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **28th** day of **July** **, 2006.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**317,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **5,000** shares	-	RM4.36	-
[c]	Amount paid on **207,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **101,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **5,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **207,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **101,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 7th day of August, 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,507,540,000** shares of RM0.10 each and the paid-up capital is **RM250,754,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**9,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**136,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	170,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	317,000

Dated this 7th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 1st day of **August** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**258,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **136,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM6.47	
[c]	Amount paid on **7,000** shares	-	RM7.05	-
[c]	Amount paid on **105,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **136,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **105,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 7th day of August, 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,507,798,000** shares of RM0.10 each and the paid-up capital is **RM250,779,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**24,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**45,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**84,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	105,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	258,000

Dated this 7th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 3rd day of **August, 2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**219,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **8,000** shares	-	RM4.36	-
[c] Amount paid on **167,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM6.47	-
[c] Amount paid on **41,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **8,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **167,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e] Amount of premium paid or payable on **41,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 9th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,508,017,000** shares of RM0.10 each and the paid-up capital is **RM250,801,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**36,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**71,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 106,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 219,000

Dated this 9th day of **August, 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 8th day of **August**, **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**409,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **15,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM4.80	-
[c]	Amount paid on **325,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM7.74	-
[c]	Amount paid on **63,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **325,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **63,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **14th** day of **August** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,508,426,000** shares of RM0.10 each and the paid-up capital is **RM250,842,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**39,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**105,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 252,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 409,000

Dated this 14th day of August , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000